Exhibit 12.1

VISANT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

Dollars in thousands	Nine months Ended October 2, 2010	Nine months Ended October 3, 2009	2009	2008	2007	2006	2005
Earnings
Income from continuing operations before income taxes	$132,018	$143,822	$146,869	$141,695	$127,907	$98,027	$46,348
Interest expense (excluding capitalized interest)	45,822	42,182	55,522	70,007	91,303	107,871	108,040
Portion of rent expense under long-term operating leases representative of an interest factor	1,684	1,922	2,435	2,588	2,402	2,109	2,056

Total earnings	$179,524	$187,926	$204,826	$214,290	$221,612	$208,007	$156,444

Fixed charges
Interest expense (including capitalized interest)	$45,822	$42,182	$55,522	$70,007	$91,303	$107,871	$108,040
Portion of rent expense under long-term operating leases representative of an interest factor	1,684	1,922	2,435	2,588	2,402	2,109	2,056

Total fixed charges	$47,506	$44,104	$57,957	$72,595	$93,705	$109,980	$110,096

Ratio of earnings to fixed charges	3.8x	4.3x	3.5x	3.0x	2.4x	1.9x	1.4x